As filed with the Securities and Exchange Commission on October 10, 2007

                                                    1933 Act File No. 333-146083
                                                     1940 Act File No. 811-03763



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 437

     B.   Name of Depositor: CLAYMORE SECURITIES, INC.

     C.   Complete address of Depositor's principal executive offices:

                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         CLAYMORE SECURITIES, INC.
         Attention:  Nicholas Dalmaso, Esq.
         Senior Managing Director and Chief Administrative Officer 2455 Corporate West Drive

         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention:  Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on October 10, 2007 at 2:00 P.M. Eastern Time pursuant to Rule 487.





               Claymore Securities Defined Portfolios, Series 437



              Equity Dividend Income Portfolio (2-year), Series 19

               Diversified Dividend and Income Portfolio, Series 5

                Closed-End Equity and Income Portfolio, Series 12

             Closed-End Covered Call and Income Portfolio, Series 8

         Closed-End Covered Call and Income Portfolio (2-year), Series 9



                                 [Claymore Logo]



                    PROSPECTUS PART A DATED OCTOBER 10, 2007



                  Diversified portfolios containing securities
                     selected by Claymore Securities, Inc.


                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.



================================================================================
 INVESTMENT SUMMARY


                                    Overview

     Claymore Securities Defined Portfolios, Series 437 is a unit investment trust that consists of the Equity Dividend Income Portfolio (2-year), Series 19 (the "Equity Dividend Trust"), Diversified Dividend Income Portfolio, Series 5 (the "Diversified Dividend Trust"), Closed-End Equity and Income Portfolio, Series 12 (the "Closed-End Equity Trust"), Closed-End Covered Call and Income Portfolio, Series 8 (the "Closed-End Covered Call Trust") and the Closed-End Covered Call and Income Portfolio (2-year), Series 9 (the "Closed-End Covered Call (2-year) Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trusts.

     The Equity Dividend Trust, Diversified Dividend Trust, Closed-End Equity Trust and Closed-End Covered Call (2-year) Trust are scheduled to terminate in approximately 2 years. The Closed-End Covered Call Trust is scheduled to terminate in approximately 5 years.



================================================================================
 EQUITY DIVIDEND INCOME PORTFOLIO (2-YEAR), SERIES 19


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Equity Dividend Trust seeks to provide dividend income potential coupled with the potential for long-term capital appreciation.

                          Principal Investment Strategy

     The trust consists of a diversified portfolio of dividend-paying equity securities. The sponsor believes that dividends are often a good indicator of a corporation's current financial condition and furthermore, may signal management's belief in a profitable future for the corporation. Based on data provided by Bloomberg, approximately 42% of the total return of the Standard & Poor's 500 Index for the period from September 30, 1987 through September 28, 2007 had come from dividend reinvestment. Investors seeking to return to the often volatile equity markets may consider the income available from a group of dividend-paying stocks as a logical first step toward re-entry into such markets.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The sponsor selects domestic companies that it believes are core holdings of a well-diversified domestic dividend-paying portfolio. To select the portfolio the sponsor follows a disciplined process which includes both quantitative screening and qualitative analysis. The sponsor begins with the companies currently in the Russell 3000(R) Index and identifies a universe of stocks with higher indicated dividend yields than their average counterpart within the same Global Industry Classification Standards ("GICS") sector, excluding real estate investment trusts. From this universe of approximately 400 companies, the sponsor identifies approximately 40 companies for inclusion in the portfolio through a qualitative analysis based on factors such as, but not limited to:

     1) Cash-flow Adequacy: The sponsor favors companies with recent earnings, operating cash-flow, and free cash-flow significantly higher than the dividends paid.

     2) Balance Sheet: The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

     3) Valuation: The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow.

     4) Industry Leadership: The sponsor favors companies that possess a strong competitive position among their domestic and global peers.

     5)   Growth: The sponsor favors companies with a history of (and prospects for) above average growth of dividends, sales and earnings.

     For the final step the sponsor weights the selected stocks such that the portfolio has a sector representation that closely resembles that of the S&P 500/Citigroup Value(R) Index.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date               October 10, 2007

     Unit Price                             $10.00

     Termination Date           September 23, 2009

     Distribution Date      25th day of each month
             (commencing October 25, 2007, if any)

     Record Date            15th day of each month
             (commencing October 15, 2007, if any)


     CUSIP Numbers

     Cash Distributions
     Standard Accounts                   183869262
     Fee Account Cash                    183869288


     Reinvested Distributions

     Standard Accounts                   183869270
     Fee Account Reinvest                183869296


     Ticker                                 CEDISX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     ------                   --------------------
     Consumer Discretionary                   8.52%
     Consumer Staples                         5.41
     Energy                                   7.38
     Financials                              30.39
     Health Care                              7.27
     Industrials                             12.66
     Information Technology                  10.66
     Materials                                4.57
     Telecommunication Services               7.25
     Utilities                                5.89
                                            ------
     Total                                  100.00%
                                            ------


     Market                            Approximate
     Capitalization           Portfolio Percentage
     ------------------       --------------------
     Small-Capitalization                     7.13%
     Mid-Capitalization                       8.31
     Large-Capitalization                    84.56
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------


                                 Principal Risks

     As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Stock prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     o Share prices or dividend rates on the stocks may decline during the life of the trust. Such a decline will decrease the value of your units.

     o The trust includes securities issued by companies in the financial sector. Companies in the financial sector include banks, insurance companies and investment firms. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments.

     o The trust includes securities issued by small-capitalization and mid-capitalization companies. These stocks customarily involve more risk than large-capitalization or more seasoned stocks.
          Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio.

     o The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available.

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy.

     o You are uncomfortable with the risks of an unmanaged investment in stocks.

     o    You want high current income or capital preservation.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                          of Public      Amount Per
                          Offering         $1,000
Investor Fees             Price (4)       Invested
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          2.45          24.50
Creation and
  development fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees
  (including creation
  and development fee)          3.95%        $39.50
                               =====          =====

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)            $8.00
                                        =====

                         Approximate
Annual Fund              % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)       100 Units
------------              ---------       ---------
Trustee's fee               0.0950%       $0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (5)    0.0446         0.446
                            ------        ------
  Total                     0.2396%       $2.396
                            ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of June 2008 and July 2008 and $0.0816 on the last business day of August 2008. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. In no event will the maximum sales fee exceed 3.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     503
     3 years                                  949
     5 years                                1,419
     10 years                               2,469

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 437
Equity Dividend Income Portfolio (2-year), Series 19
The Trust Portfolio as of the Inception Date, October 10, 2007
-------------------------------------------------------------------------------------------------------------------
                                                                         Initial       Per Share       Cost To
   Ticker    Company Name (1)                                            Shares          Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
             Consumer Discretionary (8.52%)
     GPC       Genuine Parts Company                                        86        $ 49.8300   $ 4,285.38
     MCD       McDonald's Corporation                                       74          57.3800     4,246.12
     SWK       The Stanley Works                                            75          57.3600     4,302.00
             Consumer Staples (5.41%)
     GIS       General Mills, Inc.                                          47          58.3600     2,742.92
     PEP       PepsiCo, Inc.                                                37          73.2100     2,708.77
     PG        The Procter & Gamble Company                                 38          71.0800     2,701.04
             Energy (7.38%)
     CVX       Chevron Corporation                                          40          92.8000     3,712.00
     COP       ConocoPhillips                                               43          85.8800     3,692.84
     XOM       Exxon Mobil Corporation                                      40          92.6700     3,706.80
             Financials (30.39%)
     BAC       Bank of America Corporation                                  73          52.5700     3,837.61
     CB        Chubb Corporation                                            69          55.4500     3,826.05
     C         Citigroup, Inc.                                              81          47.6200     3,857.22
     JPM       JPMorgan Chase & Company                                     80          47.5700     3,805.60
     LNC       Lincoln National Corporation                                 55          69.2000     3,806.00
     NCC       National City Corporation                                   147          25.6400     3,769.08
     NTRS      Northern Trust Corporation                                   53          72.0600     3,819.18
     HIG       The Hartford Financial Services Group, Inc.                  39          97.7400     3,811.86
     USB       U.S. Bancorp                                                114          33.4700     3,815.58
     WB        Wachovia Corporation                                         74          51.4200     3,805.08
     WM        Washington Mutual, Inc.                                     106          35.9900     3,814.94
     WFC       Wells Fargo & Company                                       102          37.1200     3,786.24
             Health Care (7.27%)
     JNJ       Johnson & Johnson                                            55          66.2500     3,643.75
     LDR       Landauer, Inc.                                               71          51.3600     3,646.56
     PFE       Pfizer, Inc.                                                143          25.5400     3,652.22
             Industrials (12.66%)
     MMM       3M Company                                                   33          95.6200     3,155.46
     BNI       Burlington Northern Santa Fe Corporation                     37          86.5000     3,200.50
     EMR       Emerson Electric Company                                     58          54.7400     3,174.92
     GE        General Electric Company                                     76          42.0200     3,193.52
     ITW       Illinois Tool Works, Inc.                                    53          59.7400     3,166.22
     UTX       United Technologies Corporation                              39          81.2000     3,166.80
             Information Technology (10.66%)
     IBM       International Business Machines Corporation (IBM)            34         118.3000     4,022.20
     MCHP      Microchip Technology, Inc.                                  123          31.9800     3,933.54
     MSFT      Microsoft Corporation                                       134          30.0800     4,030.72
     PAYX      Paychex, Inc.                                                96          42.3800     4,068.48


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 437
Equity Dividend Income Portfolio (2-year), Series 19
The Trust Portfolio as of the Inception Date, October 10, 2007
-------------------------------------------------------------------------------------------------------------------
                                                                         Initial       Per Share       Cost To
   Ticker    Company Name (1)                                            Shares          Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
             Materials (4.57%)
     PPG       PPG Industries, Inc.                                         44        $ 78.1800   $ 3,439.92
     SON       Sonoco Products Company                                     110          31.1800     3,429.80
             Telecommunication Services (7.25%)
     T         AT&T, Inc.                                                   86          41.9800     3,610.28
     ATNI      Atlantic Tele-Network, Inc.                                 102          35.8400     3,655.68
     VZ        Verizon Communications, Inc.                                 80          45.6200     3,649.60
             Utilities (5.89%)
     ED        Consolidated Edison, Inc.                                    62          47.7600     2,961.12
     FE        FirstEnergy Corporation                                      44          67.1000     2,952.40
     SO        Southern Company                                             79          37.1900     2,938.01
                                                                                                 -----------
                                                                                                 $150,544.01
                                                                                                 ===========


  (1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on October 9, 2007. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

  (2) Valuation of securities by the trustee was performed as of the Evaluation Time on October 9, 2007. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at their fair value.

  (3) There was a $91 loss to the sponsor on the Inception Date.

   *  American Depositary Receipt ("ADR").

  **  U.S. listed foreign security.

   +  Foreign security listed on a foreign exchange.



================================================================================
 DIVERSIFIED DIVIDEND AND INCOME PORTFOLIO, SERIES 5


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Diversified Dividend Trust seeks to provide dividend income potential coupled with the potential for long-term capital appreciation.

                          Principal Investment Strategy

     The trust consists of a diversified portfolio of dividend-paying equity securities. The sponsor believes that dividends are often a good indicator of a corporation's current financial condition and furthermore, may signal management's belief in a profitable future for the corporation. Investors seeking to return to the often volatile equity markets may consider the income available from a group of dividend-paying stocks as a logical first step toward reentry into such markets.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The sponsor selects domestic companies that it believes are core holdings of a well-diversified domestic dividend-paying portfolio. To select the portfolio the sponsor follows a disciplined process which includes both quantitative screening and qualitative analysis. The sponsor begins with the companies currently in the Russell 3000(R) Index and identifies a universe of stocks with higher indicated dividend yields than their average counterpart within the same Global Industry Classification Standards ("GICS") sector, excluding real estate investment trusts. From this universe of approximately 400 companies, the sponsor identifies approximately 40 companies for inclusion in the portfolio through a qualitative analysis based on factors such as but not limited to:

     1) Cash-flow Adequacy: The sponsor favors companies with recent earnings, operating cash-flow, and free cash-flow significantly higher than the dividends paid.

     2) Balance Sheet: The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

     3) Valuation: The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow.

     4) Industry Leadership: The sponsor favors companies that possess a strong competitive position among their domestic and global peers.

     5)   Growth: The sponsor favors companies with a history of (and prospects for) above average growth of dividends, sales and earnings.

     For the final step the sponsor weights the selected stocks such that the portfolio has no more than approximately 20% (as of the date of deposit) in any one given GICS sector.

                     The Potential of Dividend Reinvestment

     One factor that may provide increased returns for shareholders over long periods of time is dividend reinvesting. Reinvesting dividends has historically had a significant compounding effect on investor returns.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date               October 10, 2007

     Unit Price                             $10.00

     Termination Date           September 23, 2009

     Distribution Date      25th day of each month
             (commencing October 25, 2007, if any)

     Record Date            15th day of each month
             (commencing October 15, 2007, if any)


     CUSIP Numbers

     Cash Distributions

     Standard Accounts                   183869304
     Fee Account Cash                    183869320


     Reinvested Distributions

     Standard Accounts                   183869312
     Fee Account Reinvest                183869338


     Ticker                                 CDDIEX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     ------                   --------------------
     Consumer Discretionary                   9.81%
     Consumer Staples                         6.20
     Energy                                   8.51
     Financials                              20.01
     Health Care                              8.34
     Industrials                             14.52
     Information Technology                  12.32
     Materials                                5.25
     Telecommunication Services               8.32
     Utilities                                6.72
                                            ------
     Total                                  100.00%
                                            ------


     Market                            Approximate
     Capitalization           Portfolio Percentage
     ------------------       --------------------
     Small-Capitalization                    10.64%
     Mid-Capitalization                       9.80
     Large-Capitalization                    79.56
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------


                                 Principal Risks

     As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Stock prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     o Share prices or dividend rates on the stocks may decline during the life of the trust. Such a decline will decrease the value of your units.

     o The trust includes securities issued by small-capitalization and mid-capitalization companies. These stocks customarily involve more risk than large-capitalization or more seasoned stocks.
         Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio.

     o The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available.

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy.

     o You are uncomfortable with the risks of an unmanaged investment in stocks.

     o    You want high current income or capital preservation.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                         Amount Per
                                           $1,000
                                          Invested
                         Percentage      at a Public
                          of Public       Offering
                          Offering        Price of

Investor Fees             Price (1)     $10 Per Unit
------------              ---------      -----------
Initial sales fee
  paid on purchase              0.00%        $ 0.00
Deferred sales fee (2)          3.95          34.50
Creation and
  development fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees (1)(3)
  (including creation
  and development fee)          4.45%        $39.50
                               =====          =====

Estimated organization costs
  (amount per 100 units paid by
  the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)            $8.00
                                        =====

                         Approximate
Annual Fund              % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)       100 Units
------------              ---------       ---------
Trustee's fee               0.0950%       $0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (5)    0.0438         0.438
                            ------        ------
  Total                     0.2388%       $2.388
                            ======        ======

(1) The maximum sales fee equals the sum of the deferred sales fee and the creation and development fee ("C&D Fee") (as described below). Together the deferred sales charge and the creation and development fee is a fixed dollar amount equalling $0.395 per unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. The percentages noted above do not assume a Public Offering Price of $10 per unit. Assuming a Public Offering Price of $10 per unit, the maximum sales charge will be 3.95% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the maximum sales charge will be less than 3.95% of the Public Offering Price. If the price you pay for your units is less than $10 per unit, the maximum sales charge will exceed 3.95% of the Public Offering Price, but in no event will the maximum sales charge exceed 4.45% of the Public Offering Price.

(2) The deferred sales charge is a fixed dollar amount equal to $0.345 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales charge will be 3.45% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the deferred sales charge will be less than 3.45% of the Public Offering Price. If the price you pay for your units is less than $10 per unit, the deferred sales charge will exceed 3.45% of the Public Offering Price; however, in no event will the maximum sales charge exceed 4.45% of the Public Offering Price per unit. The deferred sales charge will be deducted in three monthly installments commencing April 2008 and ending June 2008 ($0.115 on the last business day of each month). If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected. If you purchase units after the first deferred sales charge payment has been assessed, your maximum sales charge will consist of an initial sales charge and the amount of any remaining deferred sales charge payments. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between 3.45% of the Public Offering Price per unit and the sum of the maximum remaining deferred sales charge. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time sales charge of 3.45% of the of the Public Offering Price per unit.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 4.45% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     503
     3 years                                  948
     5 years                                1,418
     10 years                               2,467

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 437
Diversified Dividend and Income Portfolio, Series 5
The Trust Portfolio as of the Inception Date, October 10, 2007
-------------------------------------------------------------------------------------------------------------------
                                                                         Initial       Per Share       Cost To
   Ticker    Company Name (1)                                            Shares          Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
             Consumer Discretionary (9.81%)
     GPC       Genuine Parts Company                                        74        $ 49.8300   $ 3,687.42
     MCD       McDonald's Corporation                                       64          57.3800     3,672.32
     SWK       The Stanley Works                                            65          57.3600     3,728.40
     TUP       Tupperware Brands Corporation                               106          34.9700     3,706.82
             Consumer Staples (6.20%)
     GIS       General Mills, Inc.                                          54          58.3600     3,151.44
     PEP       PepsiCo, Inc.                                                42          73.2100     3,074.82
     PG        The Procter & Gamble Company                                 44          71.0800     3,127.52
             Energy (8.51%)
     CVX       Chevron Corporation                                          46          92.8000     4,268.80
     COP       ConocoPhillips                                               50          85.8800     4,294.00
     XOM       Exxon Mobil Corporation                                      46          92.6700     4,262.82
             Financials (20.01%)
     BAC       Bank of America Corporation                                  64          52.5700     3,364.48
     C         Citigroup, Inc.                                              71          47.6200     3,381.02
     JPM       JPMorgan Chase & Company                                     71          47.5700     3,377.47
     LNC       Lincoln National Corporation                                 49          69.2000     3,390.80
     NCC       National City Corporation                                   129          25.6400     3,307.56
     HIG       The Hartford Financial Services Group, Inc.                  34          97.7400     3,323.16
     USB       U.S. Bancorp                                                100          33.4700     3,347.00
     WB        Wachovia Corporation                                         65          51.4200     3,342.30
     WFC       Wells Fargo & Company                                        90          37.1200     3,340.80
             Health Care (8.34%)
     JNJ       Johnson & Johnson                                            63          66.2500     4,173.75
     LDR       Landauer, Inc.                                               82          51.3600     4,211.52
     PFE       Pfizer, Inc.                                                164          25.5400     4,188.56
             Industrials (14.52%)
     MMM       3M Company                                                   38          95.6200     3,633.56
     BNI       Burlington Northern Santa Fe Corporation                     42          86.5000     3,633.00
     EMR       Emerson Electric Company                                     67          54.7400     3,667.58
     GE        General Electric Company                                     87          42.0200     3,655.74
     ITW       Illinois Tool Works, Inc.                                    61          59.7400     3,644.14
     UTX       United Technologies Corporation                              45          81.2000     3,654.00
             Information Technology (12.32%)
     ADI       Analog Devices, Inc.                                        102          36.7300     3,746.46
     IBM       International Business Machines Corporation (IBM)            32         118.3000     3,785.60
     MCHP      Microchip Technology, Inc.                                  113          31.9800     3,613.74
     MSFT      Microsoft Corporation                                       123          30.0800     3,699.84
     PAYX      Paychex, Inc.                                                88          42.3800     3,729.44



                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 437
Diversified Dividend and Income Portfolio, Series 5
The Trust Portfolio as of the Inception Date, October 10, 2007
-------------------------------------------------------------------------------------------------------------------
                                                                         Initial       Per Share       Cost To
   Ticker    Company Name (1)                                            Shares          Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
             Materials (5.25%)
     PPG       PPG Industries, Inc.                                         51        $ 78.1800   $ 3,987.18
     SON       Sonoco Products Company                                     126          31.1800     3,928.68
             Telecommunication Services (8.32%)
     T         AT&T, Inc.                                                   99          41.9800     4,156.02
     ATNI      Atlantic Tele-Network, Inc.                                 117          35.8400     4,193.28
     VZ        Verizon Communications, Inc.                                 92          45.6200     4,197.04
             Utilities (6.72%)
     ED        Consolidated Edison, Inc.                                    71          47.7600     3,390.96
     FE        FirstEnergy Corporation                                      50          67.1000     3,355.00
     SO        Southern Company                                             91          37.1900     3,384.29
                                                                                                 -----------
                                                                                                 $150,778.33
                                                                                                 ===========


  (1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on October 9, 2007. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

  (2) Valuation of securities by the trustee was performed as of the Evaluation Time on October 9, 2007. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at their fair value.

  (3) There was a $92 loss to the sponsor on the Inception Date.

   *  American Depositary Receipt ("ADR").

  **  U.S. listed foreign security.

   +  Foreign security listed on a foreign exchange.



================================================================================
 CLOSED-END EQUITY AND INCOME PORTFOLIO, SERIES 12


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Closed-End Equity Trust seeks to provide total return that is comprised of current income and capital appreciation.

                          Principal Investment Strategy

     The trust contains common stocks of closed-end investment companies ("Closed-End Funds") that invest primarily in equity securities and/or income producing securities.

                               Security Selection

     The trust invests in a diversified portfolio of Closed-End Funds that consist primarily of equity securities and/or income producing securities. The assets held by such Closed-End Funds may include both foreign and domestic equity securities and fixed-income securities. The equity securities held in a Closed-End Fund may include common stocks, preferred stocks, convertible bonds, warrants and other securities with equity characteristics. The fixed-income securities held by a Closed-End Fund may consist of taxable bonds, government securities, high-yield or junk securities and other income producing assets.

     Closed-End Funds are investment companies that consist primarily of securities issued by various corporate or government entities. Closed-End Funds are typically traded on national securities exchanges and are managed by an investment adviser in accordance with the fund's investment objectives and policies. The investment adviser generally charges a fee for such service.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     1) Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     2) Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     3) Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     4) Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately two months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date               October 10, 2007

     Unit Price                             $10.00

     Termination Date             October 14, 2009

     Distribution Date      25th day of each month
             (commencing October 25, 2007, if any)

     Record Date            15th day of each month
             (commencing October 15, 2007, if any)


     CUSIP Numbers

     Cash Distributions
     Standard Accounts                   18385T624
     Fee Account Cash                    18385T640


     Reinvested Distributions

     Standard Accounts                   18385T632
     Fee Account Reinvest                18385T657


     Ticker                                 CCEELX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     ------                   --------------------
     Closed-End Funds                       100.00%
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------



                                 Principal Risks

     As with all investments, you can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Share prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     o The trust includes securities of Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated below investment grade and are considered to be "junk" securities. Below investment grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated as investment grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment grade by both Moody's and Standard & Poor's.

     o Certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     o Certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Certain Closed-End Funds held by the trust may invest in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies.

     o Certain Closed-End Funds held by the trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     o Certain Closed-End Funds held by the trust may invest in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk then those debt instruments.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o You want to achieve total return through current income and capital appreciation;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Fund securities;

     o You are seeking capital preservation as a primary investment objective;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are uncomfortable with the risks of an unmanaged investment in securities.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                          of Public      Amount Per
                          Offering         $1,000
Investor Fees             Price (4)       Invested
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          2.45          24.50
Creation and
  development fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees
  (including creation
  and development fee)          3.95%        $39.50
                               =====          =====

Estimated organization costs
  (amount per 100 units paid by
  the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)            $8.00
                                        =====


                         Approximate
Annual Fund              % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)      100 Units
------------              ---------       ---------
Trustee's fee               0.0950%      $ 0.950
Sponsor's supervisory fee   0.0300         0.300
Evaluator's fee             0.0350         0.350
Bookkeeping and
  administrative fee        0.0350         0.350
Estimated other trust
  operating expenses (5)    0.0140         0.140
Estimated Closed-End
  Fund expenses (6)         1.2700        12.700
                            ------        ------
  Total                     1.4790%      $14.790
                            ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of July 2008 and August 2008 and $0.0816 in September 2008. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately two months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 3.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     631
     3 years                                1,322
     5 years                                2,032
     10 years                               3,681

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 437
Closed-End Equity and Income Portfolio, Series 12
The Trust Portfolio as of the Inception Date, October 10, 2007
-------------------------------------------------------------------------------------------------------------------
                                                                         Initial       Per Share       Cost To
   Ticker    Company Name (1)                                            Shares          Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
     BDV     BlackRock Dividend Achievers Trust                            737         $14.2600  $ 10,509.62
     BDJ     BlackRock Enhanced Dividend Achievers Trust                   554          13.6400     7,556.56
     BCF     BlackRock Real Asset Equity Trust                             530          17.0200     9,020.60
     BDT     BlackRock Strategic Dividend Achievers Trust                  865          13.9200    12,040.80
     BWC     BlackRock World Investment Trust                              444          16.9300     7,516.92
     GLQ     Clough Global Equity Fund                                     588          20.5000    12,054.00
     GLO     Clough Global Opportunities Fund                              672          17.9800    12,082.56
     EVT     Eaton Vance Tax-Advantaged Dividend Income Fund               362          29.2100    10,574.02
     ETG     Eaton Vance Tax-Advantaged Global Dividend Income Fund        323          28.1100     9,079.53
     ETO     Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund 214          35.2700     7,547.78
     GDV     Gabelli Dividend & Income Trust                               342          22.1100     7,561.62
     HTD     John Hancock Tax-Advantaged Dividend Income Fund              389          19.4200     7,554.38
     MGU     Macquarie Global Infrastructure Total Return Fund, Inc.       300          30.2000     9,060.00
     NFJ     NFJ Dividend Interest & Premium Strategy Fund                 309          24.3300     7,517.97
     FGF     SunAmerica Focused Alpha Growth Fund, Inc.                    499          21.0400    10,498.96
     FGI     SunAmerica Focused Alpha Large-Cap Fund, Inc.                 520          20.2500    10,530.00
                                                                                                 -----------
                                                                                                 $150,705.32
                                                                                                 ===========


  (1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on October 9, 2007. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

  (2) Valuation of securities by the trustee was performed as of the Evaluation Time on October 9, 2007. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at their fair value.

  (3) There was a $229 loss to the sponsor on the Inception Date.

   *  American Depositary Receipt ("ADR").

  **  U.S. listed foreign security.

   +  Foreign security listed on a foreign exchange.



================================================================================
CLOSED-END COVERED CALL AND INCOME PORTFOLIO, SERIES 8


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Closed-End Covered Call Trust seeks to provide high current income and the potential for capital appreciation.

                          Principal Investment Strategy

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in common stocks of closed-end investment companies ("Closed-End Funds") that are considered to be covered call funds and/or income funds. The Closed-End Funds may contain portfolios that are concentrated in high-yield bonds. Claymore, through proprietary research, will strive to select Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

                    What is a Covered Call Writing Strategy?

     Call options are contracts representing the right to purchase a common stock at a specified price, known as the "strike price," at a specified future date, known as the "expiration date," in exchange for an option premium.

     The underlying Closed-End Funds held within the Closed-End Covered Call Trust's portfolio employ an option strategy of writing/selling covered call options on the majority of the common stocks held within the underlying Closed-End Funds. Covered call option writing is designed to produce income from option premiums and offset a portion of a market decline in the underlying common stock. In short, a covered call strategy may provide limited downside protection of the "covered" stock in exchange for some of the upside appreciation potential.

                               Security Selection

     The sponsor has selected for the portfolio common stocks of Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of covered call securities and/or income producing securities, including high-yield bonds and preferred securities.

     As of the trust's initial date of deposit (the "Inception Date"), 100% of the trust's portfolio is invested in securities of Closed-End Funds with portfolios that consist primarily of covered call securities and/or income producing securities, including high-yield bonds and preferred securities.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

     Some of the securities held by the Closed-End Funds may be income producing securities, including corporate bonds, preferred securities and high-yield bonds. High-yield or "junk" bonds, the generic names for bonds rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date               October 10, 2007

     Unit Price                             $10.00

     Termination Date             October 10, 2012

     Distribution Date      25th day of each month
             (commencing October 25, 2007, if any)

     Record Date            15th day of each month
             (commencing October 15, 2007, if any)


     CUSIP Numbers

     Cash Distributions

     Standard Accounts                   18385T665
     Fee Account Cash                    18385T681


     Reinvested Distributions

     Standard Accounts                   18385T673
     Fee Account Reinvest                18385T699


     Ticker                                 CCCIHX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     ------                   --------------------
     Closed-End Funds                       100.00%
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------



                                 Principal Risks

     As with all investments, you may lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Share prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     o The trust includes securities of Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by both Moody's and Standard & Poor's.

     o Certain Closed-End Funds held by the trust may invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards. A Closed-End Fund may invest in companies located in countries with emerging markets. These markets are generally more volatile than countries with more mature economies.

     o Certain Closed-End Funds held by the trust may invest in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies.

     o The value of a call option may be adversely affected if the market for the option becomes less liquid or smaller. The value of an option will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration.

     o The call writing portion of the investment strategy of the Closed-End Funds may not be successful in that the Closed-End Funds may not realize the full appreciation of stocks on which the Closed-End Funds have written call options. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund's adviser's ability to predict pertinent market movements, which cannot be assured.

     o Certain Closed-End Funds held by the trust may invest in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk then those debt instruments.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare dividends in the future, may call a security before its stated maturity, or may reduce the level of dividends declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospects and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds;

     o You are seeking capital preservation as a primary investment objective;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are unwilling to accept the increased risks involved with owning non-investment-grade or "junk" securities.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                          of Public      Amount Per
                          Offering         $1,000
Investor Fees             Price (4)       Invested
-------------             ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          3.45          34.50
Creation and
  development fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees
  (including creation
  and development fee)          4.95%        $49.50
                               =====          =====

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)            $8.00
                                        =====

                         Approximate
Annual Fund              % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)       100 Units
------------              ---------       ---------
Trustee's fee                0.0950%      $ 0.950
Sponsor's supervisory fee    0.0300         0.300
Evaluator's fee              0.0350         0.350
Bookkeeping and
  administrative fee         0.0350         0.350
Estimated other trust
  operating expenses (5)     0.0162         0.162
Estimated Closed-End
  Fund expenses (6)          0.9900         9.900
                             ------        ------
  Total                      1.2012%      $12.012
                             ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.0690 per unit on the last business day of each month from May 2008 through September 2008. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 4.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     704
     3 years                                  954
     5 years (life of trust)                1,223

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 437
Closed-End Covered Call and Income Portfolio, Series 8
The Trust Portfolio as of the Inception Date, October 10, 2007
-------------------------------------------------------------------------------------------------------------------
                                                                         Initial       Per Share       Cost To
   Ticker    Company Name (1)                                            Shares          Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
     BDJ     BlackRock Enhanced Dividend Achievers Trust                   923        $ 13.6400  $ 12,589.72
     BOE     BlackRock Global Opportunities Equity Trust                   436          28.7500    12,535.00
     BWC     BlackRock World Investment Trust                              742          16.9300    12,562.06
     EOI     Eaton Vance Enhanced Equity Income Fund                       639          19.6200    12,537.18
     EOS     Eaton Vance Enhanced Equity Income Fund II                    643          19.4500    12,506.35
     ETW     Eaton Vance Tax Managed Global Buy Write Opportunities Fund   680          18.5200    12,593.60
     FFA     First Trust Enhanced Equity Income Fund                       711          17.6400    12,542.04
     IGD     ING Global Equity Dividend & Premium Opportunity Fund         655          19.1600    12,549.80
     NFJ     NFJ Dividend Interest & Premium Strategy Fund                 515          24.3300    12,529.95
     JLA     Nuveen Equity Premium Advantage Fund                          722          17.4100    12,570.02
     JPZ     Nuveen Equity Premium Income Fund                             724          17.2800    12,510.72
     JSN     Nuveen Equity Premium Opportunity Fund                        720          17.3700    12,506.40
                                                                                                 -----------
                                                                                                 $150,532.84
                                                                                                 ===========


  (1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on October 9, 2007. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

  (2) Valuation of securities by the trustee was performed as of the Evaluation Time on October 9, 2007. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at their fair value.

  (3) There was a $243 loss to the sponsor on the Inception Date.

   *  American Depositary Receipt ("ADR").

  **  U.S. listed foreign security.

   +  Foreign security listed on a foreign exchange.



================================================================================
 CLOSED-END COVERED CALL AND INCOME PORTFOLIO (2-YEAR), SERIES 9


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Closed-End Covered Call (2-year) Trust seeks to provide high current income and the potential for capital appreciation.

                          Principal Investment Strategy

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in common stocks of closed-end investment companies ("Closed-End Funds") that are considered to be covered call funds and/or income funds. The Closed-End Funds may contain portfolios that are concentrated in high-yield bonds. Claymore, through proprietary research, will strive to select Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

                    What is a Covered Call Writing Strategy?

     Call options are contracts representing the right to purchase a common stock at a specified price, known as the "strike price," at a specified future date, known as the "expiration date," in exchange for an option premium.

     The underlying Closed-End Funds held within the Closed-End Covered Call (2-year) Trust's portfolio employ an option strategy of writing/selling covered call options on the majority of the common stocks held within the underlying Closed-End Funds. Covered call option writing is designed to produce income from option premiums and offset a portion of a market decline in the underlying common stock. In short, a covered call strategy may provide limited downside protection of the "covered" stock in exchange for some of the upside appreciation potential.

                               Security Selection

     The sponsor has selected for the portfolio common stocks of Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of covered call securities and/or income producing securities, including high-yield bonds and preferred securities.

     As of the trust's initial date of deposit (the "Inception Date"), 100% of the trust's portfolio is invested in securities of Closed-End Funds with portfolios that consist primarily of covered call securities and/or income producing securities, including high-yield bonds and preferred securities.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend which, in the opinion of the sponsor, can be maintained.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

     Some of the securities held by the Closed-End Funds may be income producing securities, including corporate bonds, preferred securities and high-yield bonds. High-yield or "junk" bonds, the generic names for bonds rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date               October 10, 2007

     Unit Price                             $10.00

     Termination Date             October 14, 2009

     Distribution Date      25th day of each month
             (commencing October 25, 2007, if any)

     Record Date            15th day of each month
             (commencing October 15, 2007, if any)


     CUSIP Numbers

     Cash Distributions

     Standard Accounts                   18385T707
     Fee Account Cash                    18385T723


     Reinvested Distributions

     Standard Accounts                   18385T715
     Fee Account Reinvest                18385T731


     Ticker                                 CCCIIX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     ------                   --------------------
     Closed-End Funds                       100.00%
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------



                                 Principal Risks

     As with all investments, you can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Share prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     o The trust includes securities of Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated below investment grade and are considered to be "junk" securities. Below investment grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in bonds that are rated as investment grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment grade by both Moody's and Standard & Poor's.

     o Certain Closed-End Funds held by the trust may invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards. A Closed-End Fund may invest in companies located in countries with emerging markets. These markets are generally more volatile than countries with more mature economies.

     o Certain Closed-End Funds held by the trust may invest in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies.

     o The value of a call option may be adversely affected if the market for the option becomes less liquid or smaller. The value of an option will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration.

     o The call writing portion of the investment strategy of the Closed-End Fund may not be successful in that the Closed-End Funds may not realize the full appreciation of stocks on which the Closed-End Funds have written call options. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund's adviser's ability to predict pertinent market movements, which cannot be assured.

     o Certain Closed-End Funds held by the trust may invest in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk then those debt instruments.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds;

     o You are seeking capital preservation as a primary investment objective;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle; or

     o You are uncomfortable with the risks of an unmanaged investment in securities.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                          of Public      Amount Per
                          Offering         $1,000
Investor Fees             Price (4)       Invested
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          2.45          24.50
Creation and
  development fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees
  (including creation
  and development fee)          3.95%        $39.50
                               =====          =====

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)            $8.00
                                        =====

                         Approximate
Annual Fund              % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)       100 Units
------------              ---------       ---------
Trustee's fee                0.0950%       $0.950
Sponsor's supervisory fee    0.0300         0.300
Evaluator's fee              0.0350         0.350
Bookkeeping and
  administrative fee         0.0350         0.350
Estimated other trust
  operating expenses (5)     0.0127         0.127
Estimated Closed-End
  Fund expenses (6)          0.9900         9.900
                             ------        ------
  Total                      1.1977%      $11.977
                             ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of July 2008 and August 2008 and $0.0816 in September 2008. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 3.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     602
     3 years                                  851
     5 years                                1,119
     10 years                               1,882

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 437
Closed-End Covered Call and Income Portfolio (2-year), Series 9
The Trust Portfolio as of the Inception Date, October 10, 2007
-------------------------------------------------------------------------------------------------------------------
                                                                         Initial       Per Share       Cost To
   Ticker    Company Name (1)                                            Shares          Price    Portfolio (2)(3)
-------------------------------------------------------------------------------------------------------------------
     BDJ     BlackRock Enhanced Dividend Achievers Trust                   924        $ 13.6400  $ 12,603.36
     BOE     BlackRock Global Opportunities Equity Trust                   436          28.7500    12,535.00
     BWC     BlackRock World Investment Trust                              741          16.9300    12,545.13
     EOI     Eaton Vance Enhanced Equity Income Fund                       639          19.6200    12,537.18
     EOS     Eaton Vance Enhanced Equity Income Fund II                    643          19.4500    12,506.35
     ETW     Eaton Vance Tax Managed Global Buy Write Opportunities Fund   680          18.5200    12,593.60
     FFA     First Trust Enhanced Equity Income Fund                       711          17.6400    12,542.04
     IGD     ING Global Equity Dividend & Premium Opportunity Fund         655          19.1600    12,549.80
     NFJ     NFJ Dividend Interest & Premium Strategy Fund                 515          24.3300    12,529.95
     JLA     Nuveen Equity Premium Advantage Fund                          722          17.4100    12,570.02
     JPZ     Nuveen Equity Premium Income Fund                             724          17.2800    12,510.72
     JSN     Nuveen Equity Premium Opportunity Fund                        720          17.3700    12,506.40
                                                                                                 -----------
                                                                                                 $150,529.55
                                                                                                 ===========


  (1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on October 9, 2007. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

  (2) Valuation of securities by the trustee was performed as of the Evaluation Time on October 9, 2007. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at their fair value.

  (3) There was a $243 loss to the sponsor on the Inception Date.

   *  American Depositary Receipt ("ADR").

  **  U.S. listed foreign security.

   +  Foreign security listed on a foreign exchange.



================================================================================
UNDERSTANDING YOUR INVESTMENTS


                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.claymoresecurities.com. The unit price includes:

     o   the value of the stocks,

     o   the initial sales fee, and

     o   cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Stocks. The sponsor serves as the evaluator of your trust (the "Evaluator"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee of the Equity Dividend Trust, Closed-End Equity Trust and the Closed-End Covered Call (2-year) Trust has both an initial and a deferred component and is 3.45% of the Public Offering Price, based on a $10 unit. The transactional sales fee of the Closed-End Covered Call Trust is 4.45% of the Public Offering Price, based on a $10 unit The percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee of the Diversified Dividend Trust typically has only a deferred component and is a fixed-dollar amount of $0.345 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales charge will be 3.45% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the deferred sales charge will be less than 3.45%. If the price you pay for your units is less than $10 per unit, the deferred sales charge will exceed 3.45%; however, in no event will the maximum sales charge exceed 4.45% of the Public Offering Price per unit.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee for the Equity Dividend Trust, Closed-End Equity Trust, Closed-End Covered Call Trust and Closed-End Covered Call (2-year) Trust is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.95% of the Public Offering Price for the Equity Dividend Trust, Closed-End Equity Trust and Closed-End Covered Call (2-year) Trust and 4.95% for the Closed-End Covered Call Trust) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.295 per unit of the Equity Dividend Trust, Closed-End Equity Trust and Closed-End Covered Call (2-year) Trust and $0.395 per unit for the Closed-End Covered Call Trust). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Typically, the Diversified Dividend Trust does not pay an initial sales charge. However, if you purchase units of the trust after the first deferred sales charge payment has been assessed, your maximum sales charge will consist of an initial sales charge and the amount of any remaining deferred sales charge payments. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between $0.345 per unit and the remaining deferred sales charge. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time sales charge of $0.345 per unit.

     Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.245 per unit of the Equity Dividend Trust, Closed-End Equity Trust and Closed-End Covered Call (2-year) Trust and $0.345 per unit of the Diversified Dividend Trust and Closed-End Covered Call Trust).

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

     Equity Dividend Trust, Closed-End Equity
     Trust and the Closed-End Covered Call
     (2-year) Trust:

                                     Sales Charge
                                   Reductions (as a
                                   % of the Public
     Purchase Amount               Offering Price)
     -----------------               -------------
     Less than $50,000                      0.00%
     $50,000 - $99,999                      0.25
     $100,000 - $249,999                    0.50
     $250,000 - $499,999                    0.75
     $500,000 - $999,999                    1.50
     $1,000,000 or more                     2.20


     Closed-End Covered Call Trust:

                                     Sales Charge
                                   Reductions (as a
                                   % of the Public
     Purchase Amount                Offering Price)
     ---------------                --------------
     Less than $50,000                      0.00%
     $50,000 - $99,999                      0.25
     $100,000 - $249,999                    0.50
     $250,000 - $499,999                    1.00
     $500,000 - $999,999                    2.00
     $1,000,000 or more                     2.90


     Diversified Dividend Trust:

                                     Sales Charge
                                      Reductions
     Purchase Amount              (amount per unit)
     ---------------                --------------
     Less than $50,000                     $0.000
     $50,000 - $99,999                      0.025
     $100,000 - $249,999                    0.050
     $250,000 - $499,999                    0.075
     $500,000 - $999,999                    0.150
     $1,000,000 or more                     0.220

     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o   purchases by your spouse or minor
         children, and

     o   purchases by your trust estate or
         fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Exchange or Rollover Option. If you are buying units of a trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units of the Equity Dividend Trust, Closed-End Equity Trust, Closed-End Covered Call Trust and Closed-End Covered Call (2-year) Trust at 99% of the maximum Public Offering Price, which may include an upfront sales charge and a deferred sales charge. You may purchase units of the Diversified Dividend Trust at a $0.10 per unit reduction. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

     Equity Dividend Trust, Closed-End Equity
     Trust and the Closed-End Covered Call
     (2-year) Trust:

                                      Concession
                                    per Unit (as a
     Purchase Amount/              % of the Public
     Form of Purchase               Offering Price)
     -----------------              --------------
     Less than $50,000                      3.10%
     $50,000 - $99,999                      2.85
     $100,000 - $249,999                    2.60
     $250,000 - $499,999                    2.35
     $500,000 - $999,999                    1.60
     $1,000,000 or more                     1.00
     Rollover Purchases                     2.20
     Fee Account and
       Employee Purchases                   0.00


     Closed-End Covered Call Trust:

                                      Concession
                                    per Unit (as a
     Purchase Amount/              % of the Public
     Form of Purchase               Offering Price)
     ----------------               --------------
     Less than $50,000                      3.60%
     $50,000 - $99,999                      3.35
     $100,000 - $249,999                    3.25
     $250,000 - $499,999                    2.75
     $500,000 - $999,999                    2.00
     $1,000,000 or more                     1.25
     Rollover Purchases                     2.60
     Fee Account and
       Employee Purchases                   0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction.

     Diversified Dividend Trust:

     Purchase Amount/                 Concession
     Form of Purchase                  per Unit
     ----------------                 -----------
     Less than $50,000                     $0.300
     $50,000 - $99,999                      0.275
     $100,000 - $249,999                    0.250
     $250,000 - $499,999                    0.235
     $500,000 - $999,999                    0.160
     $1,000,000 or more                     0.090
     Rollover Purchases                     0.200
     Fee Account and
       Employee Purchases                   0.000

     We apply these amounts at the time of the transaction.

     Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be equal to 0.10% of the value of eligible Claymore unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible Claymore unit trusts during the calendar quarter. Eligible unit trusts include all Claymore unit trusts, other than Claymore municipal portfolios, sold in the primary market. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Claymore products. This compensation is intended to result in additional sales of Claymore products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Claymore products by the intermediary or its agents, the placing of Claymore products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Claymore products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Claymore product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in each trust's "Trust Portfolio" on the initial deposit of securities in each trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units-Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                  Distributions

     Dividends. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o   reinvest distributions in additional units of your trust at no fee, or

     o   receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     Reinvest in your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o   General securities markets movements;

     o   Changes in the financial condition of an issuer or a sector;

     o   Changes in perceptions about an issuer or a sector;

     o   Interest rates and inflation;

     o   Governmental policies and litigation; and

     o   Purchases and sales of securities by a trust.

     Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

     Closed-End Fund risk. The Closed-End Equity Trust, Closed-End Covered Call Trust and Closed-End Covered Call (2-year) Trust invest in Closed-End Funds. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of an Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to your trust's expenses.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by a Closed-End Fund in the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

     Credit and dividend payment risk. Credit risk is the risk that an issuer of a security held by a Closed-End Fund in the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust is unable or unwilling to make dividend and/or principal payments. High-yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.

     Call risk. Call risk is the risk that securities held by a Closed-End Fund in the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by a trust are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds in your trust. The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.

     Security quality risk. Security quality risk is the risk that a reduction in a securities rating may decrease its value, the value of a Closed-End Fund and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

     Split ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment grade by Moody's or Standard & Poor's, so long as at least one rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in a trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     High-yield securities risk. Certain of the Closed-End Funds held by the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may invest in high-yield securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

     High-yield or "junk" securities, the general names for securities rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth state of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. Also, the market for high-yield securities is generally smaller and less liquid than that for investment grade securities.

     The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid-offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

     Convertible securities risk. Certain of the Closed-End Funds held by the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     Preferred securities risk. Certain Closed-End Funds held by the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may invest in preferred securities, such as preferred stock and trust preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

     In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

     o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the preferred securities or the underlying securities, and, as a result, may effect the value of your units.

     o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.

     Senior loan risk. Certain of the Closed-End Funds held by the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may invest in senior loans. Senior loans in which the Closed-End Funds invest:

     o   generally are of below investment-grade credit quality;

     o   may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o   generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Foreign securities risk. Certain Closed-End Funds held by the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may invest in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o   Foreign markets may be less liquid and more volatile than U.S. markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a Closed-End Fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging market risk. Certain Closed-End Funds held by the Closed-End Equity Trust, Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may invest in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

     Options risk. The value of an option held by the Closed-End Funds in the Closed-End Covered Call Trust or Closed-End Covered Call (2-year) Trust may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

     The call writing portion of the investment strategy of a Closed-End Fund may not be successful in that the Closed-End Fund may not realize the full appreciation of stocks on which such Closed-End Fund has written call options. Many of the Closed-End Funds held in the Closed-End Covered Call Trust and the Closed-End Covered Call (2-year) Trust will invest using a covered call option strategy or similar income-oriented investment strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a Closed-End Fund will generally write (sell) call options on a significant portion of the Closed-End Fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the Closed-End Fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a Closed-End Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Closed-End Fund can realize on an investment, or may cause the Closed-End Fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a Closed-End Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written
(sold) by a Closed-End Fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration.

     An option is generally considered "covered" if the Closed-End Fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, cash or other liquid assets are segregated by the fund) upon conversion or exchange of other securities held by the Closed-End Fund. In certain cases, a call option may also be considered covered if a Closed-End Fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a Closed-End Fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a Closed-End Fund to its shareholders (such as the trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the Closed-End Fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a Closed-End Fund's portfolio can vary widely over time.

     Financial sector risk. The Equity Dividend Trust includes securities issued by companies in the financial sector. Here is what you should know about companies in the financial sector:

     o Banks and thrifts must contend with volatile interest rates; the adverse effects of economic recession; competition; portfolio concentrations in geographic markets and in real estate loans; and significant regulation.

     o Insurance companies must contend with interest rate movements; the imposition of premium rate caps; competition and pressure to compete globally; weather catastrophes and other disasters that require payouts; mortality rates; and government regulation or tax law changes.

     o Investment firms must contend with shrinking profit margins due to new competitors; the cost of new technology; and the pressure to compete globally.

     Small-capitalization and mid-capitalization company risk. Certain of the securities selected for the Equity Dividend Trust and the Diversified Dividend Trust are issued by small-capitalization or mid-capitalization companies. These securities customarily involve more investment risk and are less reliable than larger capitalization or more seasoned stocks. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

     o   Have limited product lines, markets or financial resources;

     o   Have less publicly available information;

     o Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o   Lack management depth or experience;

     o   Be less liquid;

     o   Be more vulnerable to adverse general market or economic developments;
         and

     o Be dependent upon products that were recently brought to market or key personnel.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     See "Risk Factors" in Part B of the prospectus for additional information.

                               How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

     o   to pay expenses,

     o   to issue additional units or redeem units,

     o   in limited circumstances to protect the trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o   as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Only the trustee may vote the shares of the Closed-End Funds held in the Closed-End Equity Trust, Closed-End Covered Call Trust and Closed-End Covered Call (2-year) Trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of a trust.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                               General Information

     Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by your trust.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     The Closed-End Equity Trust, Closed-End Covered Call Trust and Closed-End Covered Call (2-year) Trust, and therefore the unitholders of such trusts, will also indirectly bear the expenses of the underlying Closed-End Funds. While such trusts will not pay these expenses directly out of their assets, these expenses are shown under "Annual Fund Operating Expenses of the Trust" in the "Fees and Expenses" section of the prospectus to illustrate the impact of these expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.




             Report of Independent Registered Public Accounting Firm

Unitholders

Claymore Securities Defined Portfolios, Series 437

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 6, 7, 13, 14, 20, 26 and 32 of this prospectus, of Claymore Securities Defined Portfolios, Series 437, as of October 10, 2007, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of each trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of financial condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of October 10, 2007. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 437 as of October 10, 2007, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

     Chicago, Illinois
     October 10, 2007



     Claymore Securities Defined Portfolios, Series 437

     Statements of Financial Condition
     as of the Inception Date, October 10, 2007

                                                                      Equity       Diversified
                                                                     Dividend       Dividend
     Investment in securities                                          Trust          Trust
     Sponsor's contracts to purchase underlying securities
         backed by cash deposited (1)(2)*                          $    150,544   $    150,778
                                                                   ------------   ------------
                                                                   $    150,544   $    150,778
                                                                   ============   ============
     Liabilities and interest of unitholders Liabilities:
         Organization costs (3)*                                   $      1,217   $      1,206
         Creation and development fee (6)*                                  760            754
         Deferred sales fee (4)*                                          3,726          5,202
                                                                   ------------   ------------
                                                                          5,703          7,162
                                                                   ------------   ------------
     Interest of unitholders:
         Cost to unitholders (5)*                                       152,070        150,780
         Less: initial sales fee (4)*                                     1,526              0
         Less: organization costs, C&D and deferred
            sales fees (3)(4)(5)(6)*                                      5,703          7,162
                                                                   ------------   ------------
         Net interest of unitholders                                    144,841        143,618
                                                                   ------------   ------------
            Total                                                  $    150,544   $    150,778
                                                                   ============   ============
     Number of units                                                     15,207         15,078
                                                                   ============   ============
     Net Asset Value per Unit                                      $      9.525   $      9.525
                                                                   ============   ============

--------------------------------------------------------------------------------

*    Refer to following page for footnotes.



     Claymore Securities Defined Portfolios, Series 437

     Statements of Financial Condition (continued) as of the Inception Date, October 10, 2007

                                                                                                     Closed-End
                                                                        Closed-End    Closed-End    Covered Call
                                                                          Equity     Covered Call     (2-year)
     Investment in securities                                              Trust         Trust          Trust
     Sponsor's contracts to purchase underlying securities
         backed by cash deposited (1)(2)                               $   150,705   $    150,533   $    150,530
                                                                       -----------   ------------   ------------
                                                                       $   150,705   $    150,533   $    150,530
                                                                       ===========   ============   ============
     Liabilities and interest of unitholders Liabilities:
         Organization costs (3)                                        $     1,218   $      1,216   $      1,216
         Creation and development fee (6)                                      761            760            760
         Deferred sales fee (4)                                              3,730          5,246          3,725
                                                                       -----------   ------------   ------------
                                                                             5,709          7,222          5,701
                                                                       -----------   ------------   ------------
     Interest of unitholders:
         Cost to unitholders (5)                                           152,230        152,050        152,050
         Less: initial sales fee (4)                                         1,525          1,517          1,520
         Less: organization costs, C&D and deferred
            sales fees (3)(4)(5)(6)                                          5,709          7,222          5,701
                                                                       -----------   ------------   ------------
         Net interest of unitholders                                       144,996        143,311        144,829
                                                                       -----------   ------------   ------------
            Total                                                      $   150,705   $    150,533   $    150,530
                                                                       ===========   ============   ============
     Number of units                                                        15,223         15,205         15,205
                                                                       ===========   ============   ============
     Net Asset Value per Unit                                          $     9.525   $      9.425   $      9.525
                                                                       ===========   ============   ============

--------------------------------------------------------------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) Cash and/or a letter of credit has been deposited with The Bank of New York, trustee, covering the funds (aggregating $150,635, $150,870, $150,934, $150,776 and $150,773 per trust) necessary for the purchase of the securities in the Equity Dividend Trust, Diversified Dividend Trust, Closed-End Equity Trust, Closed-End Covered Call Trust and Closed-End Covered Call (2-year) Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $8.00 per 100 units for each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of a trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 3.45% of the Public Offering Price for the Equity Dividend Trust, Closed-End Equity Trust and Closed-End Covered Call (2-year) Trust (equivalent to 3.573% of the net amount invested), 4.45% of the Public Offering Price for the Closed-End Covered Call Trust (equivalent to 4.657% of the net amount invested) and $0.345 per unit for the Diversified Dividend Trust (equivalent to 3.573% of the net amount invested). The deferred sales fee is equal to $0.245 per unit for the Equity Dividend Trust, Closed-End Equity Trust and Closed-End Covered Call (2-year) Trust and $0.345 per unit for the Diversified Dividend Trust and Closed-End Covered Call Trust.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.





                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                          CLAYMORE PORTFOLIO PROSPECTUS

                          PART B DATED OCTOBER 10, 2007



     The prospectus for a Claymore Securities Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Claymore Securities Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

            General Information                                          2
            Investment Policies                                          2
            Risk Factors                                                 3
            Administration of the Trust                                 14
            Expenses of the Trust                                       20
            Portfolio Transactions and Brokerage Allocation             22
            Purchase, Redemption and Pricing of Units                   22
            Taxes                                                       27
            Experts                                                     30
            Performance Information                                     30
            Description of Ratings                                      31



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Tobacco Industry. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker-dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member states of the European Union ("EU"), as of such date) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. The participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Greece and Slovenia have also adopted the euro as their official currency, and Cyprus and Malta will adopt the euro as of January 1, 2008. In these member states, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. As of July 2007, there were 27 member states in the EU.

     In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of securities contained in a trust.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o   generally are of below investment grade credit quality;

     o   may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o   generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Small Capitalization and Mid Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small capitalization or mid-capitalization stocks. Investing in small capitalization stocks or mid capitalization stocks may involve greater risk than investing in large capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or mid market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (4) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair market value rather than their market value. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in a trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trusts. The trusts are expected to hold one or more of the following:

     (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

     (ii)shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

     It is possible that the trusts will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If a trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

     Dividends from RIC Shares. Some dividends on the RIC Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a unit for six months or less or if your trust holds a RIC Share for six months or less, any loss incurred by you will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

     Dividends Received Deduction. A corporation that owns units will generally not be entitled to the dividends received deduction with respect to many dividends received by your trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be designated by the RIC as being eligible for the dividends received deduction.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Taxes. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

     New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to the trust for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Performance Information

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o   Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations). Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

       AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

       AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

       A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

       BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

       BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

       B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

       CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

       CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

       CA A subordinated debt or preferred stock obligation rated "C" is CURRENTLY HIGHLY VULNERABLE to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

       D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

       r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

       N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

       Moody's Ratings

       Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

       Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

       A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

       Baa Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

       Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

       B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

       Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

       Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

       C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.




                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                   CLAYMORE INDEX PORTFOLIO PROSPECTUS-PART B

                                OCTOBER 10, 2007

     Where to Learn More
     You can contact us for free information about this and other investments.

     Visit us on the Internet
     http://www.claymoresecurities.com

     By e-mail
     invest@claymoresecurities.com

     Call Claymore
     (800) 345-7999
     Pricing Line (888) 248-4954

     Call the Bank of New York
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

     Additional Information
         This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

        E mail:   publicinfo@sec.gov
        Write:    Public Reference Section
                  Washington, D.C. 20549-0102
        Visit:    http://www.sec.gov (EDGAR Database)
        Call:     1-202-942-8090 (only for information on the operation of the
                  Public Reference System)

         When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

         The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.



        Contents
                                                              Investment Summary
--------------------------------------------------------------------------------
        2  Overview

        Equity Dividend Income Portfolio (2-year), Series 19
--------------------------------------------------------------------------------
        A concise description of essential information about the portfolio.

        2       Investment Objective            4       Principal Risks=
        2       Principal Investment Strategy   4       Who Should Invest
        2       Security Selection              5       Fees and Expenses
        3       Future Trusts                   5       Example
        3       Essential Information           6       Trust Portfolio
        3       Portfolio Diversification

        Diversified Dividend and Income Portfolio, Series 5
--------------------------------------------------------------------------------
        A concise description of essential information about the portfolio.

        8       Investment Objective            9       Principal Risks
        8       Principal Investment Strategy  10       Who Should Invest
        8       Security Selection             10       Fees and Expenses
        9       Future Trusts                  11       Example
        9       Essential Information          13       Trust Portfolio
        9       Portfolio Diversification

        Closed-End Equity and Income Portfolio, Series 12
--------------------------------------------------------------------------------
        A concise description of essential information about the portfolio.

        15      Investment Objective            16       Principal Risks
        15      Principal Investment Strategy   18       Who Should Invest
        15      Security Selection              18       Fees and Expenses
        15      Future Trusts                   19       Example
        16      Essential Information           20       Trust Portfolio
        16      Portfolio Diversification

        Closed-End Covered Call and Income Portfolio, Series 8
--------------------------------------------------------------------------------
        A concise description of essential information about the portfolio.

        21      Investment Objective            22       Principal Risks
        21      Principal Investment Strategy   24       Who Should Invest
        21      Security Selection              25       Fees and Expenses
        22      Future Trusts                   25       Example
        22      Essential Information           27       Trust Portfolio
        22      Portfolio Diversification

        Closed-End Covered Call and Income Portfolio (2-year), Series 9
--------------------------------------------------------------------------------
        A concise description of essential information about the portfolio.

        28      Investment Objective            29       Principal Risks
        28      Principal Investment Strategy   31       Who Should Invest
        28      Security Selection              32       Fees and Expenses
        29      Future Trusts                   32       Example
        29      Essential Information           34       Trust Portfolio
        29      Portfolio Diversification

                                                  Understanding Your Investments
--------------------------------------------------------------------------------
        Detailed information to help you understand your investment.

        35      How to Buy Units                52       General Information
        40      How to Sell Your Units          52       Expenses
        42      Distributions                   54       Report of Independent
        42      Investment Risks                         Registered Public
        50      How the Trust Works                        Accounting Firm
                                                55       Statements of Financial
                                                         Condition

        For the Table of Contents of Part B, See Part B of the prospectus.

        Where to Learn More
--------------------------------------------------------------------------------
        You can contact us for  Visit us on the Internet
        free information about  http://www.claymoresecurities.com
        these investments.      By e-mail
                                invest@claymoresecurities.com
                                Call Claymore (800) 345-7999
                                Pricing Line (888) 248-4954
                                Call The Bank of New York
                                (800) 701-8178 (investors)
                                (800) 647-3383 (brokers)

        Additional Information
--------------------------------------------------------------------------------
        This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

          E-mail:  publicinfo@sec.gov
          Write:   Public Reference Section, Washington, D.C. 20549-0102
          Visit:   http://www.sec.gov (EDGAR Database)
          Call:    1-202-942-8090 (only for information on
                   the operation of the Public Reference Section)

        Refer to:
          Claymore Securities Defined Portfolios, Series 437
                Securities Act filen number: 333-146083
                Investment Company Act file number: 811-03763

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

[photo of sword]


                                                             Claymore Securities
                                                              Defined Portfolios
                                                                      Series 437

                                                                      Prospectus
                                                          Dated October 10, 2007


                            Equity Dividend Income Portfolio (2-year), Series 19

                             Diversified Dividend and Income Portfolio, Series 5

                               Closed-End Equity and Income Portfolio, Series 12

                          Closed-End Covered Call and Income Portfolio, Series 8

                 Closed-End Covered Call and Income Portfolio (2-year), Series 9

[Claymore logo]




                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

   The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.             AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,               $250,000
                  Pennsylvania
                  959-9000

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

            Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5



                                   SIGNATURES

   The Registrant, Claymore Securities Defined Portfolios, Series 437 hereby identifies Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

   (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

   (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 437 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 10th day of October, 2007.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 437
                                                                    (Registrant)

                                                    By CLAYMORE SECURITIES, INC.
                                                                     (Depositor)

                                                         By /s/ Nicholas Dalmaso
                                                    ----------------------------
                                                    Senior Managing Director and
                                                    Chief Administrative Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     SIGNATURE*                           TITLE**                               DATE
                                                                            )    By:    /s/ Nicholas Dalmaso
                                                                                        --------------------
                                                                            )           Nicholas Dalmaso
                                                                            )           Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           October 10, 2007
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           President and Director            )           October 10, 2007

ANTHONY DILEONARDI*                       Senior Managing Director          )           October 10, 2007

BRUCE ALBELDA*                            Chief Financial Officer and                   October 10, 2007
                                          Director
/s/ Nicholas Dalmaso
NICHOLAS DALMASO                          Senior Managing Director and                  October 10, 2007
                                          Chief Administrative Officer


------------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-142967 on May 15, 2007.

     ** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.